Exhibit 99.1

Golden Star Announces Completion of La Mancha Strategic Investment

TORONTO, Oct. 2, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce the completion of the $125.7 million strategic investment by La Mancha Holding S.à r.l. ("La Mancha"), a Luxembourg-incorporated private gold investment company.  The relationship secures Golden Star's platform for growth in Africa, while also strengthening the Company's balance sheet.

HIGHLIGHTS

  La Mancha has invested approximately $125.7 million in cash into Golden Star through a private placement
  Following the receipt of the funds yesterday, La Mancha has been issued 163,210,500 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment
  The investment strengthens Golden Star's balance sheet and provides the Company with increased financial capacity to unlock organic growth opportunities and participate in the consolidation of the African gold sector
  Golden Star's shareholders have voted to approve the private placement by La Mancha, with 98.95% of votes cast in favour
  Two new directors have been appointed to Golden Star's Board as part of La Mancha's right to appoint up to three nominees
    Andrew Wray, Chief Executive Officer of La Mancha, and Graham Crew, La Mancha's second nominee, have joined the Board with immediate effect
  Golden Star intends to release further information on the use of proceeds from this transaction during the fourth quarter of 2018

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"This strategic investment from La Mancha secures Golden Star's platform for growth as a leading African gold producer.  It will allow us to expedite our exploration and expansion programs at both our Wassa Underground and Prestea Underground Gold Mines as well as providing us with a funding position to participate in the consolidation of the African gold mining sector.  It is transformative for our balance sheet, providing both strength and flexibility as we move forwards, and it verifies the strong potential of our assets and the calibre of our management team.  I am delighted to welcome Andrew and Graham to our Board and I am confident that their combined operational, corporate and financial experience in the mining industry will be beneficial as we focus on delivering the next phase of Golden Star's growth across Africa."

Details of La Mancha's strategic investment

La Mancha has invested approximately $125.7 million in cash into Golden Star through a private placement.  Golden Star received the funds from La Mancha yesterday and, in exchange, La Mancha has been issued 163,210,500 Golden Star common shares.  This represents approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment.  La Mancha is now Golden Star's largest shareholder.

The long term nature of the strategic relationship is demonstrated by La Mancha's agreement to a two year equity lock-up on the Golden Star shares, as well as to certain customary standstill provisions.  La Mancha also has anti-dilution rights, which provide the ability for La Mancha to maintain its approximate 30% equity stake in Golden Star, and customary registration rights.

Golden Star's shareholders approved the private placement by La Mancha at a special meeting held on September 17, 2018, with 98.95% of votes cast in favour of the transaction.

Appointment of two directors to Golden Star's Board

La Mancha has the right to nominate up to three representatives to Golden Star's Board of Directors and two nominees have joined the Board with immediate effect.  La Mancha expects to nominate a third Director at the next Annual General Meeting or earlier in the event of a vacancy.  La Mancha's two nominees are Andrew Wray, Chief Executive Officer of La Mancha, and Graham Crew.

Andrew Wray

Andrew joined La Mancha as Chief Executive Officer in early 2018.  He was most recently Chief Financial Officer of Acacia Mining and has nearly ten years of direct mining experience.   Prior to that, Andrew worked with the Corporate Finance team at JP Morgan Cazenove.  He has over 15 years of experience in advising companies in capital-raising activities and other strategic objectives.  Prior to joining JP Morgan, Andrew worked for the Kuwait Investment Office in London, having dealt with its portfolio of investments in Spain.  Andrew holds an Honours Degree from University College London.

Graham Crew

Graham has over 25 years of operational, technical and corporate experience in the mining industry.  A mining engineer by background, he is General Manager Mining for Barminco Limited, a global underground mining services provider, and he previously held the position of General Manager of the Bulyanhulu mine for Acacia Mining.  Prior to that, he was the Operations Manager for La Mancha's Australian operations for five years and he has held a number of other technical positions for mining companies in various geographies.  He has a strong track record of transforming operations through development of vision and strategy and disciplined implementation and he has experience of construction projects, due diligence, project evaluation and project financing.

Share Consolidation

Golden Star intends to consolidate its issued and outstanding common shares on a 5:1 ratio ("the Consolidation").  The Consolidation was also approved by the Company's shareholders at the special meeting on September 17, 2018, with 96.62% of votes cast in favour.

Prior to the La Mancha transaction, there were 380,824,555 Golden Star common shares issued and outstanding.  Now that the La Mancha transaction is complete, there are 544,035,055 shares issued and outstanding, and once the Consolidation is implemented by the Company, this number will become approximately 109 million shares.  Golden Star expects to implement the Consolidation during the fourth quarter of 2018.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 225,000-235,000 ounces at a cash operating cost per ounce of $790-830.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include, but are not limited to, statements and information regarding: the expediting of exploration and expansion programs at Wassa Underground and Prestea Underground; the provision of funding to participate in the consolidation of the African gold mining sector; the timing of appointment of La Mancha's third director nominee; and the timing of the Consolidation and whether it will occur at all. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2017.  Additional and/or updated factors are included in our annual information form for the year ended December 31, 2017 which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 02-OCT-18